1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 22, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,046-2,050

Dear Mr. O’Connor:

This letter responds to your comments with respect to the following post-effective amendment (“PEA”) numbers to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of each series of the Trust (each, a “Fund”) listed below:

Series Name	PEA Number
iShares iBonds 2021 Term High Yield and Income ETF	2,046
iShares iBonds 2022 Term High Yield and Income ETF	2,047
iShares iBonds 2023 Term High Yield and Income ETF	2,048
iShares iBonds 2024 Term High Yield and Income ETF	2,049
iShares iBonds 2025 Term High Yield and Income ETF	2,050

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on March 25, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to each Fund. Capitalized terms not otherwise defined in this letter have the meanings assigned in each Fund’s registration statement.

Comment 1: Please include a completed fee table and cost example with your comment response letter, filed at least two weeks before effectiveness.

Securities and Exchange Commission

April 22, 2019

Response: As discussed, the Trust has supplementally provided a completed fee table and the comment response letter to the staff at least two weeks prior to the filing becoming effective.

Comment 2: The statement that each Fund will invest in securities that “satisfy the criteria” of the Underlying Index appears to be less restrictive than the subsequent statement that the “Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index.” Please conform the disclosure.

Response: The requested change has been made.

Comment 3: In the “Principal Investment Strategies” section of each Fund’s Prospectus, the statement that “the Underlying Index may carry a coupon that steps-up or changes according to a predetermined schedule” needs to be clarified and tied into the next paragraph. As a result of following the methodology of the Underlying Index, each Fund, unlike a direct investment in a bond that has a level coupon payment and a fixed payment at maturity, will make distributions of income that vary over time. At times during each Fund’s existence it may make distributions at a greater (or lesser) rate than the coupon payments received on each Fund’s portfolio, which will result in each Fund returning a lesser (or greater) amount on liquidation than would otherwise be the case.

Response: The Trust has added disclosure to the Summary Prospectus of each Fund clarifying that securities with coupons that step-up according to a preexisting schedule receive increased interest payments over time and are subject to the inclusion criteria of the Underlying Index.

Additionally, the Trust respectfully directs the Staff’s attention to “Income Risk” in each Fund’s Summary Prospectus, which states:

“The Fund’s income may decline when interest rates fall. This decline can occur because the Fund may subsequently invest in lower-yielding instruments as bonds in its portfolio mature, are near maturity or are called, bonds in the Underlying Index are substituted, or the Fund otherwise needs to purchase additional bonds. As the Fund does not seek to return any predetermined amount at maturity or in periodic distributions, the amount of income generated by the Fund may vary during its term or when the BBB-rated bonds are added to the Underlying Index as constituent high yield bonds are called, no longer qualify for inclusion or decline in value compared to a reference point. Such change may result in a net decrease in the average yield of bonds held by the Fund. In addition, the Fund’s income is expected to decline in the months leading up to its maturity date because its portfolio will increasingly consist of cash and cash equivalents.” (Emphasis added).

Comment 4: Please clarify why constituent high yield bonds would “no longer qualify for inclusion” in the Underlying Index.

Response: The Trust has added additional clarification to the Summary Prospectus of each Fund indicating that constituent bonds may no longer qualify for inclusion in the Underlying Index due to sector reclassifications of issuers, changes in the credit rating of bonds included in the Underlying Index or rebalances to maintain issuer limits.

Securities and Exchange Commission

April 22, 2019

Comment 5: Please provide the staff with a “white paper” describing the methodology of the “Underlying Index.”

Response: As requested, the Trust has supplementally provided the full Underlying Index methodology.

Comment 6: Please italicize the phrase “pro rata” throughout the Registration Statement of each Fund.

Response: The Trust respectfully declines to make the requested change.

Comment 7: If the expenses incurred indirectly by each Fund as a result of its investments in “money market or similar funds,” may exceed 0.01 percent (one basis point) of average net assets, please add the line item, “Acquired Fund Fees and Expenses,” to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 3(f) to Item 3 of Form N-1A.

Response: The Trust respectfully submits that each Fund currently does not anticipate incurring material amounts of acquired fund fees and expenses (“AFFE”) during its first year of operations. If, at a later date, it is determined that a Fund will incur AFFE, the Trust will update the Fees and Expenses table in each Fund’s Prospectus accordingly.

Comment 8: We believe it would be more beneficial to investor understanding if these risks are reordered based on the level of risk, with the most significant risks to each Fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss each Fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. In particular, high yield securities, industrials, liquidity, and credit risks are particularly significant for each Fund. We note that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections of each Fund’s Prospectus entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

****

Securities and Exchange Commission

April 22, 2019

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Adithya Attawar

Deepa Damre

Nicole Hwang

Curtis Tate